As filed with the Securities and Exchange Commission on August 20, 2026	Registration No. 333-269502

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _______________________________

POST-EFFECTIVE AMENDMENT NO. 4 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

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Xiao-I Corporation

(Exact name of issuer of deposited securities as specified in its charter)

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N/A

(Translation of issuer’s name into English)

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Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

 _______________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

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388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

(Address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Laura Hua Luo Hemmann, Esq. iTKG Law LLC 100 Corporate Dr., Suite 302 Lebanon, NJ 08833 (650)799-2061	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

 _______________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive four hundred and twenty (420) Ordinary Shares of Xiao-I Corporation	N/A	N/A	N/A	N/A

*     Each unit represents 100 ADSs.

**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Post-Effective Amendment No. 4 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 4 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 4 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form F-6 is being filed solely for the purpose of correcting the signature page of Post-Effective Amendment No. 3, filed with the Securities and Exchange Commission on August 20, 2026, which due to an administrative error inadvertently omitted the typeset signature of Citibank, N.A., in its capacity as Depositary, on behalf of the legal entity created by the Deposit Agreement.

Accordingly, this Post-Effective Amendment No. 4 consists only of a cover page, this explanatory note, and the corrected signature page. No substantive changes have been made to the Registration Statement, and this Post-Effective Amendment No. 4 does not modify, amend, or update in any way any other information contained in Post-Effective Amendment No. 3. This filing should be read in conjunction with Post-Effective Amendment No. 3.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Xiao-I Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 4 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of August, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive four hundred and twenty (420) ordinary shares of Xiao-I Corporation

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact